February 2011 Pricing Sheet dated February 1, 2011 relating to Amendment No. 1 to Preliminary Terms No. 672 dated February 1, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D  I N V E S T M E N T S
Opportunities in Commodities
Variable Coupon Commodity-Linked Notes due December 22, 2020

With the Coupon Based on Whether the Value of the S&P GSCITM Commodity Index—Excess Return has Increased
FINAL TERMS – FEBRUARY 1, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$4,000,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February 1, 2011
Original issue date:	February 8, 2011 (5 business days after the pricing date)
Maturity date:	December 22, 2020
Underlying index:	S&P GSCITM Commodity Index—Excess Return
Payment at maturity	Stated principal amount plus variable coupon
Variable coupon
On each coupon payment date (including the maturity date), investors will receive for each note a variable coupon equal to:

▪  If the index value on the relevant coupon determination date is greater than the initial index value:
$85.00 per note

▪ If the index value on the relevant coupon determination date is less than or equal to the initial index value: $20.00 per note
Initial index value:	494.7130, which is the official settlement price of the underlying index on the pricing date
Index value:	The official settlement price of the underlying index on any index business day
Coupon payment dates
With respect to each coupon determination date other than the final coupon determination date, the third business day after the related coupon determination date.  With respect to the final coupon determination date, the maturity date; provided that if such day is not a business day, the coupon payment date will be the succeeding business day and no adjustment will be made to the variable coupon payment.

Coupon determination dates:
February 1, 2012; February 1, 2013; February 3, 2014; February 2, 2015; February 1, 2016; February 1, 2017; February 1, 2018; February 1, 2019; February 3, 2020 and December 15, 2020 (“the final coupon determination date”).  Each coupon determination date will be subject to adjustment for non-index business days and market disruption events.

CUSIP:	617482QY3
ISIN:	US617482QY34
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$35	$965
Total	$4,000,000	$140,000	$3,860,000
(1)      Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., fixed sales commission of $35 for each note they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 672 dated February 1, 2011
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.